                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                                AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              DATAWORKS CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    72764R105
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                                 (CUSIP Number)


                    L. GEORGE KLAUS, CHIEF EXECUTIVE OFFICER
                          PLATINUM SOFTWARE CORPORATION
                              195 TECHNOLOGY DRIVE
                            IRVINE, CALIFORNIA 92618
                                 (949) 453-4000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 13, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

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CUSIP NO. 72764R105                                           PAGE 2 OF 21 PAGES
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    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Platinum Software Corporation
       I.R.S. Identification No.:  33-0277592
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    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]
       N/A
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    3  SEC USE ONLY

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    4  SOURCE OF FUNDS*

       00
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    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

       N/A
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    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF DELAWARE
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      NUMBER OF           7  SOLE VOTING POWER
       SHARES
     BENEFICIALLY            N/A
       OWNED BY       ----------------------------------------------------------
        EACH              8  SHARED VOTING POWER
      REPORTING
       PERSON                1,876,583(1)
        WITH          ----------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                             N/A
                      ----------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             N/A
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,876,583(1)
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.7%(1)
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D/A

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CUSIP NO. 72764R105                                           PAGE 3 OF 21 PAGES
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Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Platinum Software Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

----------------------
(1) Based solely on information provided by DataWorks Corporation, and includes 314,942 shares of DataWorks Common Stock underlying stock options exercisable within 60 days of October 13, 1998.

                                  SCHEDULE 13D/A

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CUSIP NO. 72764R105                                           PAGE 4 OF 21 PAGES
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to an Agreement and Plan of Reorganization dated October 13, 1998, (the "Reorganization Agreement"), among Platinum, Zoo Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Platinum ("Merger Sub") and DataWorks, and subject to the conditions set forth therein (including approval by stockholders of Platinum and DataWorks), Merger Sub will merge with and into DataWorks and DataWorks will become a wholly-owned subsidiary of Platinum (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into DataWorks with DataWorks remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of DataWorks Common Stock, other than shares owned by Merger Sub, Platinum or any wholly-owned subsidiary of Platinum, will be converted into the right to receive 0.794 of a share (the "Exchange Ratio") of Platinum Common Stock, and each outstanding option to purchase DataWorks Common Stock under DataWorks' stock option plans (each, a "DataWorks Common Stock Option") will be assumed by Platinum (each, an "Assumed Option") and certain outstanding warrants to purchase DataWorks Common Stock (each, a "DataWorks Warrant") will be assumed by Platinum (each, an "Assumed Warrant"). Each Assumed Option and each Assumed Warrant will become an option or warrant, as the case may be, to purchase that number of shares of Platinum Common Stock as is equal (subject to rounding) to the number of shares of DataWorks Common Stock that was subject to such option or warrant, as the case may be, immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option and each Assumed Warrant will be equal to the quotient determined by dividing the exercise price per share of DataWorks Common Stock at which such DataWorks Common Stock Option and each DataWorks Warrant was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The Reorganization Agreement was amended on October 30, 1998 to allow Platinum and DataWorks to take certain actions which would cause the Merger to be accounted for as a purchase rather than a pooling of interests. A copy of this amendment (the "Amendment") is included as Exhibit 3 to this
        Schedule 13D. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this Schedule 13D and the Amendment thereto filed as Exhibit 3 to this Schedule 13D, each of which is incorporated herein in its entirety by reference.

ITEM 4. PURPOSE OF TRANSACTION.

        (a) - (g) The following is a brief summary of the material provisions of the Reorganization Agreement and the Amendment thereto, copies of which are attached as Exhibit 1 and Exhibit 3, respectively, to this

                                 SCHEDULE 13D/A

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CUSIP NO. 72764R105                                           PAGE 5 OF 21 PAGES
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Schedule 13D and are incorporated herein by reference. This summary is qualified in its entirety by reference to the full and complete text of the Reorganization Agreement and the Amendment.

EFFECTIVE TIME

        Subject to the provisions of the Reorganization Agreement, Platinum, DataWorks and Merger Sub shall cause the Merger to be consummated by filing a Certificate of Merger, with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware law as soon as practicable on or after the Closing Date. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, or at such other time, date and location as the parties to the Reorganization Agreement agree in writing.

MANNER AND BASIS OF CONVERTING SHARES

        At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, DataWorks or the holders of any of the following securities each share of DataWorks Common Stock (including, with respect to each such share of DataWorks Common Stock and the associated Rights (as defined in that certain Rights Agreement (the "DataWorks Rights Plan") dated as of on or about October 13, 1998, between DataWorks and ChaseMellon Shareholder Services, L.L.C., as Rights Agent)) issued and outstanding immediately prior to the Effective Time, other than any shares of the DataWorks Common Stock held by DataWorks or owned by Platinum, Merger Sub or any direct or indirect wholly-owned subsidiary to be canceled, will be canceled and extinguished and automatically converted into the right to receive 0.794 (the "EXCHANGE RATIO") shares of Common Stock of Platinum upon surrender of the certificate representing such share of the DataWorks Common Stock in the manner provided below (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit).

        If any shares of the DataWorks Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with DataWorks, then the shares of Platinum Common Stock issued in exchange for such shares of DataWorks Common Stock will also be unvested to the same extent and/or be subject to the same repurchase option, risk of forfeiture or other condition, as applicable, and the certificates representing such shares of Platinum Common Stock may accordingly be marked with appropriate legends.

        Each share of DataWorks Common Stock held by DataWorks or owned by Merger Sub, Platinum or any direct or indirect wholly-owned subsidiary of DataWorks or of Platinum immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

        At the Effective Time, all options to purchase DataWorks Common Stock then outstanding under DataWorks' 1995 Equity Incentive Plan, 1995 Non-Employee Directors' Stock Option Plan, the Interactive 1997 Nonstatutory Stock Option Plan and the Interactive 1995 Stock Option Plan (the "DataWorks Stock Option Plans") shall be assumed by Platinum. At the Effective Time, rights outstanding under DataWorks' 1995 Employee Stock Purchase Plan (the "DataWorks Purchase Plan") shall be treated as described below. At the Effective Time, certain warrants issued by DataWorks (the "Warrants") shall be, in connection with the Merger, assumed by Platinum as described below.

                                 SCHEDULE 13D/A

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CUSIP NO. 72764R105                                           PAGE 6 OF 21 PAGES
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        At the Effective Time, each outstanding DataWorks Option, whether or not exercisable and regardless of the respective exercise prices thereof, will be assumed by Platinum. Each DataWorks Option so assumed by Platinum under the Reorganization Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable DataWorks Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights, vesting provisions and vested status of any such DataWorks Option), except that (i) each DataWorks Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Platinum Common Stock equal to the product of the number of shares of DataWorks Common Stock that were issuable upon exercise of such DataWorks Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Platinum Common Stock and
(ii) the per share exercise price for the shares of Platinum Common Stock issuable upon exercise of such assumed DataWorks Option will be equal to the quotient determined by dividing the exercise price per share of DataWorks Common Stock at which such DataWorks Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. It is intended that DataWorks Options assumed by Platinum shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent DataWorks Options qualified as incentive stock options immediately prior to the Effective Time.

        Rights outstanding under the DataWorks Purchase Plan shall be treated in a manner reasonably acceptable to Platinum and DataWorks.

        At the Effective Time, the Warrants will be assumed by Platinum. Each Warrant so assumed by Platinum under the Reorganization Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable warrant agreement immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that
(i) each Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Platinum Common Stock equal to the product of the number of shares of DataWorks Common Stock that were issuable upon exercise of such Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Platinum Stock and (ii) the per share exercise price for the shares of Platinum Common Stock issuable upon exercise of such assumed Warrant will be equal to the quotient determined by dividing the exercise price per share of DataWorks Common Stock at which such Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

        The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Platinum Common Stock or DataWorks Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Platinum Common Stock or DataWorks Common Stock occurring on or after the date hereof and prior to the Effective Time.

        As soon as practicable after the Effective Time, Platinum shall cause the Exchange Agent to mail to each DataWorks stockholder of record (as of the Effective Time) a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of DataWorks Common Stock and cash in lieu of any fractional shares.

                                 SCHEDULE 13D/A

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CUSIP NO. 72764R105                                           PAGE 7 OF 21 PAGES
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CONDUCT FOLLOWING THE MERGER

        Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Merger Sub will be merged into DataWorks with DataWorks remaining as the Surviving Corporation.

        Pursuant to the Reorganization Agreement, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub will become the Bylaws of the Surviving Corporation. The Board of Directors of the Surviving Corporation will consist of the directors who are serving as directors of Merger Sub immediately prior to the Effective Time. The officers of DataWorks immediately prior to the Effective Time will remain as officers of the Surviving Corporation, until their successors are duly elected or appointed or qualified.

        Pursuant to the Reorganization Agreement, the Platinum Board will take all actions necessary to cause Stuart Clifton to be elected to the Platinum Board immediately after the Effective Time.

CONDUCT OF PLATINUM'S AND DATAWORKS' BUSINESS PRIOR TO THE MERGER

        Pursuant to the Reorganization Agreement, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, DataWorks (and each of its subsidiaries) agrees, except (i) as indicated in the DataWorks disclosure schedules or (ii) to the extent that Platinum shall otherwise consent in writing (including the consent set forth in the Amendment), to carry on its business in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealing. In addition, DataWorks will promptly notify the other of any material event involving its business or operations. In addition, except as permitted by the terms of the Reorganization Agreement or as provided in the DataWorks disclosure schedules, without the prior written consent of Platinum, DataWorks shall not do any of the following, and shall not permit its subsidiaries to do any of the following:

        (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

        (b) Grant any severance or termination pay to any officer or employee except pursuant to agreements outstanding, or policies existing, on the date hereof and as disclosed in the DataWorks schedules, or adopt any new severance plan;

        (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Platinum Intellectual Property, or enter into grants to future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

                                 SCHEDULE 13D/A

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CUSIP NO. 72764R105                                           PAGE 8 OF 21 PAGES
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        (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

        (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of DataWorks or it subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

        (f) Issue, deliver, sell, authorize, pledge or otherwise encumber, any shares of DataWorks capital stock or any securities convertible into shares of DataWorks capital stock, or subscriptions, rights, warrants or options to acquire any shares of DataWorks capital stock or any securities convertible into shares of DataWorks capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance delivery and/or sale of (i) stock options in the ordinary course of business and consistent with past practice up to 200,000 shares, (ii) shares of the DataWorks Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of the Reorganization Agreement or granted pursuant to the foregoing clause (i), (iii) shares of DataWorks Common Stock issuable to participants in the DataWorks Employee Stock Purchase Plan consistent with the terms thereof and (iv) shares of DataWorks capital stock pursuant to exercise of the Warrants;

        (g) Cause, permit or propose any amendments to the Certificate of Incorporation and Bylaws of DataWorks or the similar governing instruments of each of its subsidiaries;

        (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of DataWorks or enter into any material joint ventures, strategic partnerships or alliances;

        (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of DataWorks, except sales of inventory in the ordinary course of business consistent with past practice;

        (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of DataWorks, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

        (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than pursuant to written agreements with such persons disclosed in the DataWorks schedules or in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

                                  SCHEDULE 13D/A

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CUSIP NO. 72764R105                                           PAGE 9 OF 21 PAGES
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        (l) Make any payments outside of the ordinary course of business in excess of $250,000 other than in connection with the Merger or commitments preexisting the date of the Reorganization Agreement;

        (m) Modify, amend or terminate any DataWorks Contract or other material contract or agreement to which DataWorks or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

        (n) Enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of DataWorks' products or products licensed by DataWorks other than in the ordinary course of business consistent with past practice but in no event will any exclusive rights be granted or restrictions on DataWorks' business activities be agreed to;

        (o) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; and

        (p) Agree in writing or otherwise to take any of the actions described in (a) through (o) above.

        Pursuant to the Reorganization Agreement, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, Platinum (and each of its subsidiaries) agrees, except (i) as indicated in the Platinum disclosure schedules or (ii) to the extent that DataWorks shall otherwise consent in writing (including the consent set forth in the Amendment), carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due, subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, except as permitted by the terms of the Reorganization Agreement or as provided in the Platinum disclosure schedules, without the prior written consent of DataWorks, Platinum shall not do any of the following and shall not permit its subsidiaries to do any of the following:

        (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

        (b) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Platinum Intellectual Property, or enter into grants to future patent rights, other than in the ordinary course of business and consistent with past practice;

                                 SCHEDULE 13D/A

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CUSIP NO. 72764R105                                          PAGE 10 OF 21 PAGES
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        (c) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

        (d) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Platinum or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or repurchase agreements in effect on the date hereof;

        (e) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) stock options in the ordinary course of business and consistent with past practice, (ii) shares of Platinum Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of the Reorganization Agreement or granted pursuant to the foregoing clause (i), and
(iii) shares of Platinum Common Stock issuable to participants in the Platinum Employee Stock Purchase Plan consistent with the terms thereof.

        (f) Cause, permit or propose any amendments to the Certificate of Incorporation and Bylaws of Platinum or the similar governing instruments of each of its subsidiaries;

        (g) Acquire or agree to acquire by (i) merging or consolidating with, or
(ii) purchasing any equity in or a portion of the assets of, or (iii) any other manner, any business or any corporation, partnership, association or other business organization or division thereof, for consideration in excess of $50 million in any individual acquisition or $100 million in the aggregate for all such acquisitions;

        (h) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Platinum, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business.

        (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Platinum, except sales of inventory in the ordinary course of business consistent with past practice;

        (j) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; and

        (k) Agree in writing or otherwise to take any of the actions described in Section (a) through (j) above.

                                 SCHEDULE 13D/A

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CUSIP NO. 72764R105                                          PAGE 11 OF 21 PAGES
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NO SOLICITATION

        Under the terms of the Reorganization Agreement, until the earlier of the Effective Time or termination of the Reorganization Agreement pursuant to its terms, DataWorks and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal,
(iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of the provisions regarding non-solicitation contained in the Reorganization Agreement, (iv) subject to the following paragraph, approve, endorse or recommend any Acquisition Proposal or
(v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as defined below); provided, however, that prior to the approval of the Reorganization Agreement by the required DataWorks stockholder vote, the non-solicitation provisions contained in the Reorganization Agreement shall not prohibit DataWorks from furnishing nonpublic information regarding DataWorks and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to a Superior Offer (as hereinafter defined) submitted by such person or group (and not withdrawn) if
(1) neither DataWorks nor any representative of DataWorks and its subsidiaries shall have violated any of the restrictions regarding non-solicitation set forth in the Reorganization Agreement, (2) the DataWorks Board concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the DataWorks Board to comply with its fiduciary obligations to the DataWorks' stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such person or group, DataWorks gives Platinum written notice of the identity of such person or group and of DataWorks' intention to furnish nonpublic information to, or enter into discussions with, such person or group and DataWorks receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of DataWorks, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, DataWorks furnishes such nonpublic information to Platinum (to the extent such nonpublic information has not been previously furnished by Platinum to DataWorks). DataWorks and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of DataWorks or any of its subsidiaries or any investment banker, attorney or other advisor or representative of DataWorks or any of its subsidiaries shall be deemed to be a breach of the non-solicitation provisions contained in the Reorganization Agreement by DataWorks. In addition to the foregoing, DataWorks shall provide Platinum with at least 24 hours prior notice (or such lesser prior notice as provided to the members of the DataWorks Board but in no event less than eight hours) of any meeting of the DataWorks Board at which the DataWorks Board is reasonably expected to consider a Superior Offer, together with such notice a copy of the definitive documentation relating to such Superior Offer.

        Notwithstanding the terms discussed in this section, nothing in the Reorganization Agreement prevents the DataWorks Board from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer is made to DataWorks and is not withdrawn, (ii) neither DataWorks nor any of its representatives shall have violated any of the restrictions regarding confidentiality contained in the Reorganization Agreement, and (iii) the DataWorks Board or any committee thereof concludes in good faith, after consultation with its outside

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 12 OF 21 PAGES
-------------------                                          -------------------

counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the DataWorks Board to comply with its fiduciary obligations to the DataWorks' stockholders under applicable law. Subject to applicable laws, no provision of the Reorganization Agreement summarized in this paragraph shall limit DataWorks' obligation to hold and convene the DataWorks Stockholders' Meeting (regardless of whether the unanimous recommendation of the DataWorks Board shall have been withdrawn, amended or modified).

        In addition to the obligations of DataWorks described in this section, DataWorks as promptly as practicable shall advise Platinum orally and in writing of any request for non-public information which DataWorks reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which DataWorks reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. DataWorks will keep Platinum informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such request, Acquisition Proposal or inquiry.

        "Acquisition Proposal" means any offer or proposal (other than an offer or proposal by Platinum) relating to any Acquisition Transaction. "Acquisition Transaction" means any transaction or series of related transactions other than the transactions contemplated by the Reorganization Agreement involving: (A) any acquisition or purchase from DataWorks by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 5% interest in the total outstanding voting securities of DataWorks or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 5% or more of the total outstanding voting securities of DataWorks or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving DataWorks pursuant to which the stockholders of DataWorks immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of DataWorks; or (C) any liquidation or dissolution of DataWorks. "Superior Offer" means an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving DataWorks pursuant to which the stockholders of DataWorks immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by DataWorks of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of DataWorks business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by DataWorks), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of DataWorks in each case, on terms that the DataWorks Board of Directors determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to the DataWorks' stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of the DataWorks' Board to be obtained by such third party on a timely basis.

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 13 OF 21 PAGES
-------------------                                          -------------------

BREAK UP FEES

        Platinum and DataWorks have agreed that if the Reorganization Agreement is terminated by either Platinum or DataWorks, as applicable, due to (i) the failure of the Merger to be consummated by February 28, 1999 for any reason; provided, however, the right to terminate the Reorganization Agreement as a result of such failure is not available to any party to the Reorganization agreement whose action or failure to act has been a principal cause or resulted in the failure of the Merger to occur on or before such date and such action or failure constitutes a material breach of the Reorganization Agreement; (ii) the failure of DataWorks to obtain the required approval of the stockholders of DataWorks contemplated by the Reorganization Agreement by reason of the failure to obtain the required vote at a meeting of the DataWorks stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate the Reorganization Agreement as a result of such failure shall not be available to DataWorks where the failure to obtain the DataWorks stockholder approval shall have been caused by the action or failure to act of DataWorks and such action or failure to act constitutes a material breach by DataWorks of the Reorganization Agreement or (iii) a DataWorks Triggering Event (as defined below), then DataWorks shall promptly, but in no event later than two days after the date of such termination, pay Platinum a fee equal to $3.25 million in immediately available funds; provided, that in the case of termination as a result of the failure of the Merger to be consummated by February 28, 1999, such payment shall be made only if following October 13, 1998 and prior to the termination of the Reorganization Agreement, a third party has publicly announced an Acquisition Proposal for an Acquisition Transaction and within 12 months following the termination of the Reorganization Agreement Platinum enters into or announces an intention to enter into a Company Acquisition (as defined below).

        Platinum and DataWorks have further agreed that if the Reorganization Agreement is terminated by either Platinum or DataWorks, as applicable, due to
(i) the failure of Platinum to obtain the required approval of the stockholders of Platinum contemplated by the Reorganization Agreement by reason of the failure to obtain the required vote at a meeting of the Platinum stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate the Reorganization Agreement as a result of such failure shall not be available to Platinum where the failure to obtain the Platinum stockholder approval shall have been caused by the action or failure to act of Platinum and such action or failure to act constitutes a material breach by Platinum of the Reorganization Agreement or (ii) a Platinum Triggering Event, then Platinum shall promptly, but in no event later than two (2) days after the date of such termination, pay to DataWorks a fee equal to $3.25 million in immediately available funds.

        Platinum and DataWorks have agreed that the fees described above shall not be in lieu of damages incurred in the event of breach of the Reorganization Agreement.

          Except as set forth above, Platinum and DataWorks have agreed that all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Platinum and DataWorks shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Joint Proxy Statement/Prospectus.

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 14 OF 21 PAGES
-------------------                                          -------------------

        "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by the reorganization Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving DataWorks pursuant to which the stockholders of DataWorks immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or (ii) a sale or other disposition by DataWorks of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the aggregate fair market value of DataWorks' business immediately prior to such sale. "DataWorks Triggering Event" shall be deemed to have occurred if: (i) the DataWorks Board or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Platinum its unanimous recommendation in favor of, the adoption and approval of the Reorganization Agreement or the approval of the Merger; (ii) Platinum shall have failed to include in this Joint Proxy Statement/Prospectus the unanimous recommendation of the DataWorks Board in favor of the adoption and approval of the Reorganization Agreement and the approval of the Merger; (iii) the DataWorks Board fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Reorganization Agreement and the approval of the Merger within ten (10) business days after Platinum requests in writing that such recommendation be reaffirmed;
(iv) the DataWorks Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; or (v) a tender or exchange offer relating to securities of DataWorks shall have been commenced by a Person unaffiliated with Platinum and DataWorks shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that DataWorks recommends rejection of such tender or exchange offer.

        "Platinum Triggering Event" shall be deemed to have occurred if: (i) the Platinum Board for any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to DataWorks its unanimous recommendation in favor of, the issuance of shares of Platinum Common Stock pursuant to the Merger; (ii) Platinum shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Platinum Board in favor of the issuance of shares of Platinum Common Stock pursuant to the Merger; or (iii) the Platinum Board of fails to reaffirm its unanimous recommendation in favor of the issuance of the shares of Platinum Common Stock pursuant to the Merger within ten (10) business days after DataWorks requests in writing that such recommendation be reaffirmed.

CONDITIONS TO THE MERGER

        The respective obligations of each party to the Reorganization Agreement to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions: (i) the Reorganization Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of DataWorks; (ii) the issuance of the shares of Platinum Common Stock pursuant to the Merger shall have been duly approved by the requisite vote under applicable Nasdaq rules by the stockholders of Platinum; (iii) the SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of this Joint Proxy Statement/ Prospectus, shall have been initiated or threatened in writing by the SEC; (iv) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and all waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained; and (v) Platinum and DataWorks shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Cooley Godward LLP, respectively), in form and

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 15 OF 21 PAGES
-------------------                                          -------------------

substance reasonably satisfactory to them, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Platinum or DataWorks does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to the Reorganization Agreement have agreed to make representations as requested by such counsel for the purpose of rendering the Tax Opinions and have further agreed to confirm the accuracy and completeness of such representations as of the Effective Time as requested by such counsel for the purpose of rendering those opinions discussed in this paragraph.

        In addition, the obligation of DataWorks to consummate and effect the Merger is subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
DataWorks: (i) each representation and warranty of Platinum and Merger Sub contained in the Reorganization Agreement shall have been true and correct as of October 13, 1998 and as of the Closing date (subject to certain materiality qualifications) and DataWorks shall have received a certificate with respect to the foregoing signed on behalf of Platinum by an authorized officer of Platinum;
(ii) Platinum and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by them on or prior to the Closing Date, and DataWorks shall have received a certificate to such effect signed on behalf of Platinum by an authorized officer of Platinum; (iii) no material adverse effect with respect to Platinum shall have occurred since the date of the Reorganization Agreement; (iv) each of the Platinum Affiliates shall have entered into an affiliate agreement and each of such agreements will be in full force and effect as of the Effective Time; and (v) the shares of Platinum Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq National Market, subject to notice of issuance.

        Further, the obligations of Platinum and Merger Sub to consummate and effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Platinum: (i) each representation and warranty of DataWorks contained in the Reorganization Agreement shall be true and correct as of October 13, 1998 and as of the Closing Date (subject to certain materiality qualifications) and Platinum shall have received a certificate with respect to the foregoing signed on behalf of DataWorks by an authorized officer of DataWorks; (ii) DataWorks shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by it at or prior to the Closing Date, and Platinum shall have received a certificate to such effect signed on behalf of DataWorks by the Chief Executive Officer and Chief Financial Officer of DataWorks; (iii) no material adverse effect with respect to DataWorks and its subsidiaries shall have occurred since the date of the Reorganization Agreement;
(iv) each of the DataWorks Affiliates shall have entered into affiliate agreements and each of such agreements will be in full force and effect as of the Effective Time; and (v) all necessary actions shall have been taken to extinguish and cancel all outstanding Rights under the DataWorks Rights Plan or render such Rights inapplicable to the Merger and the other transactions contemplated by the Reorganization Agreement.

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 16 OF 21 PAGES
-------------------                                          -------------------

TERMINATION OF THE REORGANIZATION AGREEMENT

        The Reorganization Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of Platinum or DataWorks: (i) by mutual written consent duly authorized by the Platinum and DataWorks Boards; (ii) by either DataWorks or Platinum if the Merger shall not have been consummated by February 28, 1999 for any reason; provided, however, that the right to terminate the Reorganization Agreement pursuant to this right of termination shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of the Reorganization Agreement; (iii) by either DataWorks or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable; (iv) by DataWorks or Platinum if the required approval of the stockholders of Platinum contemplated by the Reorganization Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Platinum stockholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate the Reorganization Agreement pursuant to this right of termination shall not be available to Platinum where the failure to obtain Platinum stockholder approval shall have been caused by the action or failure to act of Platinum and such action or failure to act constitutes a material breach by Platinum of the Reorganization Agreement; (v) by DataWorks or Platinum if the required approval of the stockholders of DataWorks contemplated by the Reorganization Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of DataWorks stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate the Reorganization Agreement pursuant to this right of termination shall not be available to DataWorks where the failure to obtain the DataWorks stockholder approval shall have been caused by the action or failure to act of DataWorks and such action or failure to act constitutes a material breach by DataWorks of the Reorganization Agreement; (vi) by Platinum (at any time prior to the adoption and approval of the Reorganization Agreement and the Merger by the required vote of the stockholders of DataWorks) if a DataWorks Triggering Event shall have occurred;
(vii) by DataWorks (at any time prior to the adoption and approval of the Reorganization Agreement and the Merger by the required vote of the stockholders of Platinum) if a Platinum Triggering Event shall have occurred; (viii) by DataWorks, upon a breach of any representation, warranty, covenant or agreement on the part of Platinum set forth in the Reorganization Agreement, or if any representation or warranty of Platinum shall have become untrue (provided that if such inaccuracy in Platinum's representations and warranties or breach by Platinum is curable by Platinum through the exercise of commercially reasonable efforts, then DataWorks may not terminate the Reorganization Agreement provided Platinum continues to exercise such commercially reasonably efforts to cure such breach); (ix) by Platinum, upon a breach of any representation, warranty, covenant or agreement on the part of DataWorks set forth in the Reorganization Agreement, or if any representation or warranty of DataWorks shall have become untrue (provided that if such inaccuracy in DataWorks' representations and warranties or breach by DataWorks is curable by DataWorks through the exercise of commercially reasonable efforts, then Platinum may not terminate the Reorganization Agreement provided DataWorks continues to exercise such commercially reasonably efforts to cure such breach).

        Indemnification

        From and after the Effective Time, Platinum will cause the Surviving Corporation to fulfill and honor in all respects the obligations of DataWorks pursuant to any indemnification agreements between DataWorks and its directors and officers as of the Effective Time (the "Indemnified Parties") and any

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 17 OF 21 PAGES
-------------------                                          -------------------

indemnification provisions under DataWorks Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of DataWorks as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of DataWorks, unless such modification is required by law.

        For a period of six years after the Effective Time, Platinum will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by DataWorks' directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of DataWorks; provided, however, that in no event will Platinum or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by DataWorks for such coverage (or such coverage as is available for such 150% of such annual premium).

VOTING AGREEMENTS

        DataWorks Voting Agreements. Pursuant to certain agreements (each a "DataWorks Voting Agreement" and, collectively, the "DataWorks Voting Agreements") certain stockholders of DataWorks (each a "DataWorks Voting Agreement Stockholder"), who beneficially own an aggregate of 1,876,583 outstanding shares of DataWorks Common Stock (representing approximately 12.7% of shares of DataWorks Common Stock as of October 13, 1998) have agreed that, prior to the termination of the DataWorks Voting Agreement pursuant to its terms, they will vote their shares of DataWorks Common Stock in favor of the approval of the Reorganization Agreement and the Merger. The DataWorks Voting Agreement Stockholders have also delivered to Platinum irrevocable proxies with respect to the matters covered by the DataWorks Voting Agreements. In addition, the DataWorks Voting Agreement Stockholders have agreed not to transfer any securities of DataWorks owned by them, unless such transfer is in accordance with the DataWorks Affiliate Agreement between the DataWorks Voting Agreement Stockholder and Platinum, and provided that the proposed transferee of such DataWorks securities shall have (i) executed a counterpart of the DataWorks Voting Agreement and an irrevocable proxy and (ii) agreed to hold such DataWorks securities subject to all of the terms and provisions of the DataWorks Voting Agreement.

        Platinum Voting Agreements. Pursuant to certain agreements (each a "Platinum Voting Agreement" and, collectively, the "Platinum Voting Agreements") certain stockholders of Platinum (each a "Platinum Voting Agreement Stockholder"), who beneficially own an aggregate of 5,558,116 outstanding shares of Platinum Common Stock and Platinum Series C Preferred Stock on an as-converted basis (representing approximately 18.9% of the shares of Platinum Common Stock as of October 13, 1998) have agreed that, prior to the termination of the Platinum Voting Agreement pursuant to its terms, they will vote their shares of Platinum Common Stock and Platinum Series C Preferred Stock on an as-converted basis in favor of the issuance of the shares of Platinum Common Stock to the stockholders of DataWorks pursuant to the Reorganization Agreement. The Platinum Voting Agreement Stockholders have also delivered to DataWorks irrevocable proxies with respect to the matters covered by the Platinum Voting Agreements. In addition, the Platinum Voting Agreement Stockholders have also agreed not to transfer any securities of Platinum owned by them, unless such transfer is in accordance with the Platinum Affiliate Agreement between the Platinum Voting Agreement Stockholder and Platinum, and provided that the proposed transferee of such Platinum securities shall have (i) executed a counterpart of the Platinum Voting Agreement and an irrevocable proxy and (ii) agreed to hold such Platinum securities subject to all of the terms and provisions of the Platinum Voting Agreement.

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 18 OF 21 PAGES
-------------------                                          -------------------

DATAWORKS AFFILIATE AGREEMENTS

        DataWorks Affiliate Agreements. Pursuant to certain agreements (each a "DataWorks Affiliate Agreement"), certain individuals and entities that may be deemed affiliates of DataWorks (each, a "DataWorks Affiliate") have agreed not to effect any sale, transfer or other disposition of the Platinum Common Stock received by such DataWorks Affiliate in the Merger unless: (i) such sale, transfer or other disposition is made in conformity with the volume and other requirements of Rule 145 under the Securities Act of 1933, as amended, as evidenced by a broker's letter and a representation letter executed by the DataWorks Affiliate (reasonably satisfactory in form and content to Platinum), each stating that such requirements have been met; (ii) legal counsel reasonably satisfactory to Platinum shall have advised Platinum in a written opinion letter (reasonably satisfactory in form and content to Platinum), upon which Platinum may rely, that such sale, transfer or other disposition will be exempt from registration under the Securities Act; (iii) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act; or (iv) an authorized representative of the SEC shall rendered written advice to such DataWorks Affiliate to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to such proposed sale, transfer or other disposition, and a copy of such written advice and all other related communications with the SEC shall have been delivered to Platinum.

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 19 OF 21 PAGES
-------------------                                          -------------------

        (h) - (i) If the Merger is consummated as planned, the DataWorks Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

        (j) Other than described above, Platinum currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Platinum reserves the right to develop such plans).

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 20 OF 21 PAGES
-------------------                                          -------------------

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

        1.(F) Agreement and Plan of Reorganization, dated October 13, 1998 by and among Platinum, Merger Sub, and DataWorks.

        2.(F) Form of Voting Agreement, dated October 13, 1998, by and among Platinum and certain stockholders of DataWorks - See Exhibit A-1 to the Merger Agreement filed as Exhibit 1 to this Schedule 13D.

        3. Amendment No. 1 to Agreement and Plan of Reorganization, dated October 30, 1998, by and among Platinum, Merger Sub and DataWorks.

-----------
(F) Previously Filed.

                                 SCHEDULE 13D/A

-------------------                                          -------------------
CUSIP NO. 72764R105                                          PAGE 21 OF 21 PAGES
-------------------                                          -------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1998

                                               PLATINUM SOFTWARE CORPORATION


                                               By: /s/ PERRY TARNOFSKY
                                                   -----------------------------

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          PLATINUM SOFTWARE CORPORATION


                                         Present Principal Occupation Including
Name and Title                           Name of Employer
--------------                           --------------------------------------
L. George Klaus                          Platinum Software Corporation
President, Chief Executive Officer       195 Technology Drive
and Chairman of the                      Irvine, CA 92718-2402
Board of Directors

Donald R. Dixon                          President
Director                                 Trident Capital Partners Fund I, LP
                                         2480 Sand Hill Road
                                         Suite 100
                                         Menlo Park, CA 94025

L. John Doerr                            General Partner
Director                                 Kleiner, Perkins Caufield & Byers VII
                                         2750 Sand Hill Road
                                         Menlo Park, CA 94025

W. Douglas Hajjar                        Platinum Software Corporation
Director                                 195 Technology Drive
                                         Irvine, CA 92718-2402

Arthur J. Marks                          General Partner
Director                                 New Enterprise Associates VI
                                         Limited Partnership
                                         Arthur J. Marks
                                         1119 St. Paul Street
                                         Baltimore, MD 21202

William R. Pieser                        Platinum Software Corporation
Executive Vice President,                195 Technology Drive
Product Operations and Marketing         Irvine, CA  92718-2402

Ken Lally                                Platinum Software Corporation
Executive Vice President,                195 Technology Drive
Field and Customer Operations            Irvine, CA  92718-2402

                                   SCHEDULE B


Stockholder                                           Shares Beneficially Owned
-----------                                           -------------------------
Stuart W. Clifton                                             1,040,422

Norman R. Farquhar                                              134,854

Bradley J. Thies                                                      0

Rick E. Russo                                                    37,412

Nathan W. Bell                                                  299,555

Tony N. Domit                                                    16,309

Ronald S. Parker                                                 34,979

Roy Thiele-Sardina                                               16,109

William P. Folley III                                           296,943
                                                              ---------
Total:                                                        1,876,583(1)
                                                              =========

                                 EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------
   1.       Agreement and Plan of Reorganization, dated October 13, 1998 by and among Platinum, Merger Sub, and DataWorks.

   2. Form of Voting Agreement, dated October 13, 1998, by and among Platinum and certain stockholders of DataWorks - See Exhibit A-1 to the Merger Agreement filed as Exhibit 1 to this Schedule 13D.

   3. Amendment No. 1 to Agreement and Plan of Reorganization, dated October 30, 1998, by and among Platinum, Merger Sub and DataWorks.